UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ferroglobe PLC
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G33856 108
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G33856 108	13G

1	NAMES OF REPORTING PERSONS
GRUPO VILLAR MIR, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,265,434 Ordinary Shares

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
58,265,434 Ordinary Shares

	8	SHARED DISPOSITIVE POWER
9,250,000 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,515,434 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 The percent ownership is calculated based upon an aggregate of 187,805,336 Ordinary Shares outstanding as of October 16, 2024, as notified to Grupo Villar Mir, S.A.U by Ferroglobe PLC.

Item 1.

(a) Name of Issuer:
Ferroglobe PLC

(b) Address of Issuer’s Principal Executive Offices:
13 Chesterfield Street London W1J 5JN United Kingdom

Item 2.

(a) Name of Person Filing:

Grupo Villar Mir, S.A.U.

(b) Address of Principal Business Office or, if none, Residence:
The address of the principal business office of Grupo Villar Mir, S.A.U. is: Torre Espacio Paseo de la Castellana, 259 D, Planta 46N 28046 Madrid, Spain

(c) Citizenship:
Grupo Villar Mir, S.A.U. is a Spanish public limited liability company in the form of a sociedad anónima

(d) Title of Class of Securities:
Ordinary Shares

(e) CUSIP Number:
G33856 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2024

Grupo Villar Mir, S.A.U.

By:	/s/ Manuel Garrido Ruano
	Name:	Manuel Garrido Ruano
	Title:	Chief Financial Officer